Exhibit 12

West Bancorporation, Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31
(dollars in thousands)	2008	2007	2006	2005	2004

Excluding Interest on Deposits:
Income before income taxes	$9,260	$27,396	$28,535	$29,470	$28,185
Fixed charges:
Interest expense	9,910	13,672	9,200	9,161	6,510
1/3 of net rent expense	525	542	498	331	294
Total fixed charges	10,435	14,214	9,698	9,492	6,804
Preferred dividend requirement	-	-	-	-	-
Fixed charges and preferred dividends	$10,435	$14,214	$9,698	$9,492	$6,804
Earnings	$19,695	$41,610	$38,233	$38,962	$34,989
Ratio of earnings to fixed charges	1.89	2.93	3.94	4.10	5.14

Ratio of earnings to fixed charges and preferred dividends	1.89	2.93	3.94	4.10	5.14

Including Interest on Deposits:
Income before income taxes	$9,260	$27,396	$28,535	$29,470	$28,185
Fixed charges:
Interest expense	31,431	43,823	40,669	25,102	13,952
1/3 of net rent expense	525	542	498	331	294
Total fixed charges	31,956	44,365	41,167	25,433	14,246
Preferred dividend requirement	-	-	-	-	-
Fixed charges and preferred dividends	$31,956	$44,365	$41,167	$25,433	$14,246
Earnings	$41,216	$71,761	$69,702	$54,903	$42,431
Ratio of earnings to fixed charges	1.29	1.62	1.69	2.16	2.98

Ratio of earnings to fixed charges and preferred dividends	1.29	1.62	1.69	2.16	2.98

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